                                                                      EXHIBIT 12

                       TEXAS UTILITIES ELECTRIC COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                                          YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------------
                                                     1995           1994             1993          1992          1991
                                                     ----           ----             ----          ----          ----
                                                                    THOUSANDS OF DOLLARS, EXCEPT RATIOS
FIXED CHARGES:
   Interest on mortgage bonds                   $   526,977    $   567,363     $   610,999    $   598,235    $  608,729
   Interest on other long-term debt                  44,071         32,183          45,787         54,379        61,822
   Amortization of debt discount, (premium)
        and expenses                                  9,959          8,615           6,493          4,778         4,111
   Amortization of loss on reaquired debt            19,547         17,608          12,471          9,301         5,052
   Other interest charges                            28,994         36,408          10,222         22,123        52,948
   Rentals representative of the interest
        factor                                       24,931         26,017          29,637         30,828        28,737
                                                -----------    -----------     -----------    -----------    ----------
       Total fixed charges                      $   654,479    $   688,194     $   715,609    $   719,644    $  761,399
                                                ===========    ===========     ===========    ===========    ==========


EARNINGS:
    Net income                                  $   454,432    $   658,192     $   476,526    $   821,123   $  (289,173)
    Add:
       Federal income taxes,                        201,534        146,633          96,951         29,049        76,073
       Deferred federal income taxes - net           32,620        219,752         164,487        233,125      (232,464)
       Federal investment tax credits - net         (21,201)       (23,698)        (19,698)       (20,322)      (53,498)
       Fixed charges                                654,479        688,194         715,609        719,644       761,399
                                                -----------    -----------      ----------    -----------   -----------
           Total earnings                       $ 1,321,864    $ 1,689,073      $1,433,875    $ 1,782,619   $   262,337
                                                ===========    ===========      ==========    ===========   ===========



RATIO OF EARNINGS TO FIXED CHARGES                     2.02           2.45            2.00           2.48          0.34*
                                                       ====           ====            ====           ====          ====

* The Company's earnings were inadequate to cover fixed charges for the twelve months ended December 31, 1991. The deficiency was $499,062,000. The computation of the ratio of earnings to fixed charges does not include interest payments made by affiliated companies on senior notes, which are recovered currently through the fuel component of rates.